

Mail Stop 3561

November 21, 2016

Billy D. Prim
Chief Executive Officer
Primo Water Corporation
101 North Cherry Street, Suite 501
Winston-Salem, North Carolina 27101

     Re: **Primo Water Corporation**
              Registration Statement on Form S-4
              Filed October 24, 2016
              File No. 333-214200

Dear Mr. Prim:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 8

1. We note that the Merger Consideration is subject to adjustment and that you provide the estimated amounts of Merger Consideration on page 10. Please enhance your disclosure to explain how you have arrived at the amount of transaction expenses and Company debt, whether those amounts have changed and whether there are any limitations upon the levels at which these amounts may be adjusted before the transaction closes.

Escrow, page 71

2. We note that on page 83 under the title "Survival and Indemnification" you disclose the indemnification claims that can be made against the shares in escrow. Please expand

your escrow disclosure here to briefly describe the nature of the claims of indemnification to which the shares held in escrow will be subject. In this regard, at a minimum, a cross reference to your discussion on page 83 would be helpful to the reader.

3. Please add a risk factor disclosing that the merger consideration to be provided to holders of Glacier common stock at the Closing Date of the merger is subject to an escrow arrangement and claims of indemnification under the Agreement and Plan of Merger. Please discuss the associated risks of this arrangement to both the Primo and Glacier shareholders.

<u>Where You Can Find Additional Information, page 148</u>

4. Please revise to include the Form 10-Q filed on November 2, 2016. Also please specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. See Compliance and Disclosure Interpretations – Securities Act Forms (Question 123.05), available in the Corporation Finance section of our website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products